United States securities and exchange commission logo





                               September 21, 2022

       Yi Zuo
       Chief Executive Officer
       Four Seasons Education (Cayman) Inc.
       Room 1301, Zi'an Building
       309 Yuyuan Road, Jing'an District
       Shanghai 200040
       People   s Republic of China

                                                        Re: Four Seasons
Education (Cayman) Inc.
                                                            Form 20-F for
Fiscal Year Ended February 28, 2022
                                                            Filed June 30, 2022
                                                            File No. 001-38264

       Dear Ms. Zuo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended February 28, 2022

       Item 3. Key Information, page 5

   1. We note your statement on page 5 that "we conduct our operations in the PRC principally through our VIEs,
namely Shanghai Four Seasons Education and Training Co., Ltd. and
                                                        Shanghai Four Seasons
Education Investment Management Co., Ltd., and their affiliated entities." Please
revise to state, if true, that your operations are conducted by your subsidiaries and
through contractual arrangements with variable interest entities based in
                                                        China and that this
structure involves unique risks to investors. If true, disclose that these contracts have not been
tested in court. Explain whether the VIE structure is used to provide investors with
exposure to foreign investment in China-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies, and disclose that investors may
never hold equity interests in the Chinese operating company. Your
 Yi Zuo
FirstName LastNameYi   Zuo
Four Seasons Education (Cayman) Inc.
Comapany 21,
September NameFour
              2022 Seasons Education (Cayman) Inc.
September
Page 2    21, 2022 Page 2
FirstName LastName
         disclosure should acknowledge that if Chinese regulatory authorities disallow this structure, it would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In close proximity to this disclosure, please provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. We note your disclosure in the second and third paragraphs on page 9. Please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear legal and operational risks associated with being based in or having the majority of
         the company   s operations in China could result in a material change
in your operations
         and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021 and whether and how the Holding Foreign Companies Accountable
         Act and related regulations will affect your company. Where you discuss the Holding
         Foreign Companies Accountable Act, please also discuss the Accelerating Holding
         Foreign Companies Accountable Act.
3. Please clearly disclose how you will refer to the holding company and how you will refer to subsidiaries when providing disclosure throughout the document, consistently differentiating between them so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
         Refrain from using terms such as    we    or    our    when describing
activities or functions of
         a VIE. For example, disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4.       We note your definition of    China    and    PRC    excludes Hong
Kong and Macau. Please
         clarify in your disclosure that the legal and operational risks associated with operating in
         China also apply to any operations in Hong Kong and Macau.
5. We note your disclosure starting on page 10, in the section titled "Cash and Asset Flows through Our Organization." Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.
         Additionally, we note your statement regarding the ability to transfer cash or assets to fund operations or for other use outside of the PRC or Hong Kong. Please revise to include similar disclosure in your summary risk factors and risk factors section and also include a cross-reference from your disclosure here to your summary risk factors and risk factors.
 Yi Zuo
FirstName LastNameYi   Zuo
Four Seasons Education (Cayman) Inc.
Comapany 21,
September NameFour
              2022 Seasons Education (Cayman) Inc.
September
Page 3    21, 2022 Page 3
FirstName LastName
6. We note the structure chart at the top of page 8. With respect to relationships with the
         VIEs, please revise to use dashed lines without arrows. Additionally, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
7. We note your disclosure that the Cayman Islands holding company controls and receives substantially all of the economic benefits of the VIEs' business operations through contractual agreements. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.
         Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.
         Additionally, your disclosure should clarify that you are the primary beneficiary of the
         VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
8. We note your summary of risk factors on page 22 regarding the risks related to doing business in the PRC. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your annual report. For example, your summary risk factor that addresses the legal system in China, should be revised to include the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Furthermore, each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.
 Yi Zuo
FirstName LastNameYi   Zuo
Four Seasons Education (Cayman) Inc.
Comapany 21,
September NameFour
              2022 Seasons Education (Cayman) Inc.
September
Page 4    21, 2022 Page 4
FirstName LastName
9. We note in your discussion of permissions your cross-reference to the risk factor titled
            Item 3. Key Information     D. Risk Factors     Risks Related to
Doing Business in the
         PRC     The PRC government   s oversight and discretion over our
business operations
         could result in a material adverse change in our operations and the value of our ADSs.
         However, please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this light, we note your statement on page 9 that "based on the advice of our PRC counsel, we believe our PRC subsidiaries and VIEs have obtained the most of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations ... ." Please elaborate on this statement and identify whether and which licenses
         and permits are missing. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you have relied on counsel with respect to the conclusion that you do not need to undergo a cybersecurity review by the CAC, but that you have not relied on counsel with respect to your determination that you are not required to obtain permissions from or complete filings with the CSRC. Please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Please revise to name your PRC counsel. Additionally, please update your risk factor disclosure accordingly.
10. We note your disclosure on page 10, including certain cross-references to other disclosure in your annual report. However, please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Additionally, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate
 Yi Zuo
Four Seasons Education (Cayman) Inc.
September 21, 2022
Page 5
         completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 23

12.      We note your disclosure on page 51 regarding the Holding Foreign
Companies
         Accountable Act. Please specifically name the Accelerating Holding Foreign Companies
         Accountable Act in this risk factor.
13. We note your risk factor disclosure regarding recent events indicating greater oversight by the Cyberspace Administration of China. Please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Key Components of Results of Operations, page 95

14. Please revise to quantify revenues generated from your K9 Academic AST Services for the periods presented to enable investors to understand the amount of revenues that will not recur in future periods. Refer to Item 5. of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-3

15. Please amend your filing to include a conformed signature in the audit report for the year ended February 28, 2021 and the results of operations and cash flows for each of the two years in the period ended February 28, 2021, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 20-F/A. In light of this issue, also reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures at February 28, 2022, included in Item 15.
         Controls and Procedures.
General
FirstName LastNameYi Zuo
16. In an appropriate place in your annual report, for example, in your risk factor disclosure at
Comapany    NameFour
       the bottom      Seasons
                  of page       Education
                           55, please name(Cayman)    Inc. officers, or members
of senior
                                           the directors,
       management
September  21, 2022 located
                    Page 5 in the PRC and Hong Kong.
FirstName LastName
 Yi Zuo
FirstName LastNameYi   Zuo
Four Seasons Education (Cayman) Inc.
Comapany 21,
September NameFour
              2022 Seasons Education (Cayman) Inc.
September
Page 6    21, 2022 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-
8298 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services